Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

October 1, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., together with the other class B shareholders of Prisma Medios de Pagos S.A. (“Prisma”), have provided notice, as of the date hereof, of their intention to exercise that certain put option and thereby initiate a sale of the remaining 49% of Prisma´s capital and voting stock, comprised of 97,157,290 class B ordinary shares (the “Shares”), having a nominal value of Ps.1 per share and entitled to one vote per share, to AI ZENITH (Netherlands) B.V. (a company affiliated with Advent International Global Private Equity) (the “Transaction”). The Transaction is being pursued in accordance with that certain divestment commitment made by Prisma and its class B shareholders to the Comisión Nacional de Defensa de la Competencia (the Argentine Consumer Protection Agency).

The purchase price for the Shares will be calculated in the upcoming weeks and notice of the purchase price will be timely reported as required by applicable law.

In connection with the foregoing, we hereby further note that the Shares owned by the Bank represent 7.3988% of Prisma´s issued and outstanding capital stock.

The Transaction is not expected to have an impact on the normal operation of the Bank’s business.

Yours faithfully, ______________________________________

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which such original Spanish document shall govern in all respects, including with respect to any matters of interpretation.

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